                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                               (Amendment No. 2)*

                         WORLDPORT COMMUNICATIONS, INC.
          ------------------------------------------------------------
                                (Name of issuer)


                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England

                               011-44-207-747-5640
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 6, 2002
          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)
________________________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                       -------------------
 CUSIP No. 98155J105                                          Page 2 of 28 Pages
----------------------                                       -------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     J O Hambro Capital Management Limited
     No IRS Identification Number
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [_]
                                                                     (b)   [X]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY
OWNED BY
 EACH                       8.  SHARED VOTING POWER
REPORTING                       8,714,375
                        --------------------------------------------------------
PERSON
 WITH                       9.  SOLE DISPOSITIVE POWER
                                0
                        --------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER
                                8,714,375
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,714,375
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     22.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON *
     IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                       -------------------
 CUSIP No. 98155J105                                          Page 3 of 28 Pages
----------------------                                       -------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     J O Hambro Capital Management Group Limited
     No IRS Identification Number
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [_]
                                                                    (b)   [X]
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY

OWNED BY                    8.  SHARED VOTING POWER
 EACH                           8,714,375
REPORTING
                        --------------------------------------------------------
PERSON
 WITH
                            9.  SOLE DISPOSITIVE POWER
                                0

                        --------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER
                                8,714,375
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,714,375

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     22.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                       -------------------
 CUSIP No. 98155J105                                          Page 4 of 28 Pages
----------------------                                       -------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     American Opportunity Trust plc
     No IRS Identification Number
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [_]
                                                                    (b)   [X]
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER
NUMBER OF                       0
SHARES                  --------------------------------------------------------
BENEFICIALLY

OWNED BY                    8.  SHARED VOTING POWER
 EACH                           1,663,556
REPORTING
                        --------------------------------------------------------
PERSON
 WITH
                            9.  SOLE DISPOSITIVE POWER
                                0

                        --------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER
                                1,663,556
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,663,556

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 98155J105                                  Page 5 of 28 Pages
------------------------------                       ---------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Christopher Harwood Bernard Mills
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
NUMBER OF                  0
SHARES             -------------------------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                   8,714,375
 EACH              -------------------------------------------------------------
REPORTING           9.     SOLE DISPOSITIVE POWER
PERSON                     0
 WITH              -------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           8,714,375
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,714,375
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          22.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 98155J105                                  Page 6 of 28 Pages
------------------------------                       ---------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          The Trident North Atlantic Fund
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
NUMBER OF                  0
SHARES             -------------------------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                   1,087,500
 EACH              -------------------------------------------------------------
REPORTING           9.     SOLE DISPOSITIVE POWER
PERSON                     0
 WITH              -------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           1,087,500
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,087,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          2.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IV,CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 98155J105                                  Page 7 of 28 Pages
------------------------------                       ---------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          North Atlantic Smaller Companies Investment Trust Plc
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
NUMBER OF                  0
SHARES             -------------------------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                   1,743,000
 EACH              -------------------------------------------------------------
REPORTING           9.     SOLE DISPOSITIVE POWER
PERSON                     0
 WITH              -------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           1,743,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,743,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No. 98155J105                                  Page 8 of 28 Pages
------------------------------                       ---------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Growth Financial Services Limited
          No IRS Identification Number
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England

--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
NUMBER OF                  0
SHARES             -------------------------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                   1,743,000
 EACH              -------------------------------------------------------------
REPORTING           9.     SOLE DISPOSITIVE POWER
PERSON                     0
 WITH              -------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           1,743,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,743,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

         This Amendment No. 2 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 1 on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the "SEC") on May 14, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000, June 14, 2001, February 14, 2002 and April 12, 2002.

Item 1.  Security Issuer.

         The class of equity securities to which this Amendment relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2.  Identity and Background.

         2 (a-c,f).

         I.       Filing Parties:
                  --------------

         This Amendment is filed on behalf of the following seven persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

                               Page 9 of 28 Pages

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, Trident North Atlantic, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

5. NASCIT, formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust, formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.      Control Relationships:
         ---------------------

         J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

         Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and Trident North Atlantic, and as executive director of NASCIT and American Opportunity Trust.

                               Page 10 of 28 Pages

III.     Executive Officers and Directors:
         --------------------------------

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         (d)   Criminal Proceedings
               --------------------

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)   Civil Securities Law Proceedings
               --------------------------------

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Amendment relates.

         The amount of funds used to date to acquire the Shares is approximately $21,805,266 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

         The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

                               Page 11 of 28 Pages

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                              Number of     Number of
                                               Number of       Shares:     Shares: Sole
                                 Aggregate      Shares:        Shared       or Shared
                                 Number of     Sole Power     Power to       Power to       Approximate
        Filing Party              Shares        to Vote         Vote         Dispose        Percentage*
---------------------------------------------------------------------------------------------------------
J O Hambro Group                  8,714,375        0           8,714,375     8,714,375          22.3%

J O Hambro
Capital Management                8,714,375        0           8,714,375     8,714,375          22.3%

Christopher H.B. Mills            8,714,375        0           8,714,375     8,714,375          22.3%

American Opportunity Trust        1,663,556        0           1,663,556     1,663,556           4.3%

GFS                               1,743,000        0           1,743,000     1,743,000           4.5%

NASCIT                            1,743,000        0           1,743,000     1,743,000           4.5%

Trident North Atlantic            1,087,500        0           1,087,500     1,087,500           2.8%

---------------------------------------------------------------------------------------------------------

         * Based on 39,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of May 13, 2002, which is based on information reported in the Company's 10Q, for the period ended March, 31, 2002.

         (c) In the 60 days prior to the date of the filing of this Amendment, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

                               Page 12 of 28 Pages

        Worldport Communications, Inc.         Trades in 60 days prior to filing

                                           No. of       Price
       Filing Party               Date     Shares       (US$)       Broker

American Opportunity Trust       5/10/02   115,000       0.48      Wachovia

American Opportunity Trust       5/16/02     5,000       0.50      Wachovia

American Opportunity Trust       5/23/02    40,000       0.50      Wachovia

American Opportunity Trust       5/30/02     5,000       0.50      Wachovia

American Opportunity Trust       5/31/02     5,000       0.50      Wachovia

American Opportunity Trust       6/03/02    10,000       0.50      Wachovia

American Opportunity Trust       6/04/02     5,000       0.50      Wachovia

American Opportunity Trust       6/06/02    71,556       0.50      Wachovia

American Opportunity Trust       6/11/02   182,000       0.49      Wachovia

NASCIT                           5/23/02    20,000       0.50      Wachovia

NASCIT                           6/07/02     7,500       0.50      Wachovia

NASCIT                           6/11/02   115,500       0.49      Wachovia

J O Hambro Capital               5/10/02    35,000       0.48      Wachovia
Management (on behalf of
its private clients)

J O Hambro Capital               5/13/02    20,000       0.48      Wachovia
Management (on behalf of
its private clients)

                               Page 13 of 28 Pages

J O Hambro Capital                5/14/02    35,000       0.49      Wachovia
Management (on behalf
of its private clients)

J O Hambro Capital                5/21/02    10,000       0.50      Wachovia
Management (on behalf
of its private clients)

J O Hambro Capital                5/22/02    25,000       0.50      Wachovia
Management (on behalf
of its private clients)

J O Hambro Capital                5/23/02    10,000       0.50      Wachovia
Management (on behalf
of its private clients)

J O Hambro Capital                6/10/02   -20,000       0.49      Wachovia
Management (on behalf
of its private clients)

Trident North Atlantic            6/10/02    20,000       0.49      Wachovia

         All of the above transactions were effected on the open market and were purchases.

         (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

                               Page 14 of 28 Pages

Item 7.  Material to be Filed as Exhibits.

Previously Filed.

                               Page 15 of 28 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2002

                                  J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                  By:   /s/ R. G. Barrett
                                      ------------------------------------------
                                       Name:  R. G. Barrett
                                       Title: Director
                                       Executed on behalf of the parties hereto
                                       pursuant to the Joint Filing Agreement,
                                       as previously filed.

                               Page 16 of 28 Pages

                                   Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.

Name:                          James Daryl Hambro
                               (Chairman)

Citizenship:                   British

Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Chairman, J O Hambro Capital Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

Name:                          Nichola Pease
                               (Director and Chief Executive)

Citizenship:                   British

Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Director and Chief Executive, J O Hambro Capital


                               Page 17 of 28 Pages

                                         Management

Name:                                    Basil Postan
                                         (Director)

Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

Name:                                    Malcolm Robert King
                                         (Director)

Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

Name:                                    Graham Warner
                                         (Director)

Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

Name:                                    Robert George Barrett
                                         (Director)

                               Page 18 of 28 Pages

Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

Name:                                    Nicholas James Measham

Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

                               Page 19 of 28 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                           James Daryl Hambro
                                (Managing Director)

Citizenship:                    British

Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England

Principal Occupation:           Managing Director, J O Hambro Capital Management

Name:                           Christopher Harwood Bernard Mills
                                (Director)

Citizenship:                    British

Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England

Principal Occupation:           Executive Director, NASCIT
                                Executive Director, American Opportunity Trust
                                Director, J O Hambro Capital Management

Name:                           Malcolm Robert King
                                (Director)

Citizenship:                    British

Business Address:               J O Hambro Capital Management Limited
                                Ryder Court
                                14 Ryder Street
                                London SW1Y 6QB
                                England

                               Page 20 of 28 Pages

Principal Occupation:               Director, J O Hambro Capital Management

Name:                               Nichola Pease
                                    (Director)

Citizenship:                        British

Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England

Principal Occupation:               Director and Chief Executive, J O Hambro
                                    Capital Management

Name:                               Basil Postan
                                    (Director)

Citizenship:                        British

Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England

Principal Occupation:               Director, J O Hambro Capital Management

Name:                               Robert George Barrett
                                    (Director)

Citizenship:                        British

Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England

Principal Occupation:               Director, J O Hambro Capital Management

Name:                                 Nicholas James Measham

                               Page 21 of 28 Pages

Citizenship:                         British

Business Address:                    J O Hambro Capital Management Limited
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England

Principal Occupation:                Director, J O Hambro Capital Management

                               Page 22 of 28 Pages

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.



Name:                          Christopher Harwood Bernard Mills
                               (Executive Director)

Citizenship:                   British

Business Address:              North Atlantic Smaller Companies Investment
                               Trust plc
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust plc
                               Director, J O Hambro Capital Management


Name:                          Enrique Foster Gittes
                               (Chairman)

Citizenship:                   USA

Residence:                     4 East 82nd Street
                               New York, New York 10028
                               USA


Principal Occupation:          Director, NASCIT


Name:                          Brian Roger Adams

Citizenship:                   British

Residence:                     Hill House
                               Church Lane
                               Debden, NR. Saffron Walden
                               Essex CB11 3LD

Principal Occupation           Director, NASCIT

                               Page 23 of 28 Pages

Name:                               The Hon. Peregrine D E M Moncreiffe
                                    (Director)

Citizenship:                        British

Business Address:                   Easter Moncreiffe
                                    Bridge of Earn
                                    Perthshire
                                    Scotland
                                    PH2 8 QA

Principal Occupation:               Non-executive director


Name:                               Kristian Siem


Citizenship:                        Norwegian

Business Address:                   4/th/ Floor
                                    10 Stratton Street
                                    London
                                    W1J 8DA

Principal Occupation:               Chairman, Aston Financial Limited

                               Page 24 of 28 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.



Name:                            Christopher Harwood Bernard Mills/1/
                                 (Director)

Citizenship:                     British

Business Address:                Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management



Name:                            Ivan Alexander Shenkman
                                 (Director)

Citizenship:                     British

Residence:                       34 Royal Crescent, London W11
                                 England


Principal Occupation:            Consultant



_______________

  /1/ GFS is controlled by Christopher Mills who owns 99% of the share capital.

                               Page 25 of 28 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.


Name:                            R. Alexander Hammond-Chambers
                                 (Chairman)

Citizenship:                     British

Business Address:                29 Rutland Square
                                 Edinburgh
                                 EH1 2BW

Principal Occupation:            Non-executive director


Name:                            Christopher Harwood Bernard Mills

Citizenship:                     British

Business Address:                Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Executive Director, American Opportunity Trust
                                 Executive Director, NASCIT
                                 Director, J O Hambro Capital Management


Name:                            John Gildea
                                 (Director)

Citizenship:                     USA

Business Address:                Gildea Management Company/2/
                                 537 Steamboat Road
                                 Greenwich, Connecticut 06830

Principal Occupation:            Managing Director, Gildea Management Company


Name:                            The Hon. James J. Nelson

_____________________

     2 Gildea Management Company is principally engaged in the investment management business.

                               Page 26 of 28 Pages

                                 (Director)

Citizenship:                     British

Business Address:                Foreign & Colonial Ventures/3/
                                 4th Floor
                                 Berkeley Square House
                                 Berkeley Square
                                 London W1X 5PA
                                 England

Principal Occupation:            Director, Foreign & Colonial Ventures


Name:                            Iain Tulloch
                                 (Director)

Citizenship:                     British

Business Address:                Murray Johnstone Ltd./4/
                                 7 West Nile Street
                                 Glasgow G2 2PX
                                 Scotland

Principal Occupation:            Director, Murray Johnstone Ltd.


Name:                            Philip Ehrman
                                 (Director)

Citizenship:                     British

Business Address:                Gartmore Investment Management Ltd./5/
                                 Gartmore House
                                 16-18 Monument Street
                                 London EC3R 8AJ
                                 England

Principal Occupation:            Investment Manager, Gartmore Investment
                                 Management Ltd.
________________

    3 Foreign & Colonial Ventures is principally engaged in the investment management business.
    4 Murray Johnstone Ltd. is principally engaged in the investment management business.
    5 Gartmore Investment Management Limited is principally engaged in the investment management business.

                               Page 27 of 28 Pages

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.


Name:                         Raymond O'Neill
                              (Director)

Citizenship:                  Irish

Business Address:             RSM Robson Rhodes
                              Fitzwilton House
                              Wilton Place
                              Dublin 2

Principal Occupation:         Partner, RSM Robson Rhodes


Name:                         Christopher Harwood Bernard Mills
                              (Director)

Citizenship:                  British

Business Address:             J O Hambro Capital Management Limited
                              Ryder Court
                              14 Ryder Street
                              London SW1Y 6QB
                              England

Principal Occupation:         Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management


Name:                         David Sargison
                              (Director)

Citizenship:                  British

Business Address:             Caledonian Bank & Trust Limited
                              Caledonian House
                              George Town, Grand Cayman
                              Cayman Islands

Principal Occupation:         Managing Director, Caledonian Bank & Trust Limited

Name:                         John Gildea
                              (Director)

Citizenship:                  USA

Business Address:             Gildea Management Company
                              537 Steamboat Road
                              Greenwich, Connecticut 06830

Principal Occupation:         Managing Director, Gildea Management Company


                               Page 28 of 28 Pages